# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: GCM Grosvenor Inc., CIK 0001819796
CUSIP: 36831E108
Title of class of securities: Class A common stock, $0.0001 par value per share
Address of issuer's principal executive offices: 900 North Michigan Avenue, Suite 1100, Chicago, Illinois (IL), 60611
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001214659-25-011171
Filed by CIK 0001475365

## Reporting persons
- Sumitomo Mitsui Trust Group, Inc.: type of reporting person: parent holding company or control person (HC), non-U.S. institution (FI); citizenship or place of organization: Japan (M0); member of a group; sole voting power 0; shared voting power 3,752,965; sole dispositive power 0; shared dispositive power 3,752,965; aggregate amount beneficially owned 3,752,965 (6.2% of the class)
- SUMITOMO MITSUI TRUST BANK Ltd: type of reporting person: bank (BK); citizenship or place of organization: Japan (M0); member of a group; sole voting power 0; shared voting power 3,752,965; sole dispositive power 0; shared dispositive power 3,752,965; aggregate amount beneficially owned 3,752,965 (6.2% of the class)

## Item 1. Issuer
Name of issuer: GCM Grosvenor Inc.
Address of issuer's principal executive offices: 900 North Michigan Avenue, Suite 1100, Chicago, IL, 60611

## Item 2. Person Filing
Name of person filing:
Sumitomo Mitsui Trust Group, Inc.
SUMITOMO MITSUI TRUST BANK Ltd.
Address of principal business office or, if none, residence:
Sumitomo Mitsui Trust Group, Inc.:1-4-1 Marunouchi, Chiyoda-ku, Tokyo 100-8233, Japan
SUMITOMO MITSUI TRUST BANK Ltd.: 1-4-1 Marunouchi, Chiyoda-ku, Tokyo, 100-8233, Japan
Citizenship:
Sumitomo Mitsui Trust Group, Inc.: Japan
SUMITOMO MITSUI TRUST BANK Ltd.: Japan

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: parent holding company or control person (HC), non-U.S. institution (FI), group (OO)
Type of institution (non-U.S. institution) or other detail: Parent Holding Company

## Item 4. Ownership
Amount beneficially owned: 3,752,965
Percent of class: 6.2
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 3,752,965
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 3,752,965

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: The securities being reported on by Sumitomo Mitsui Trust Group, Inc., as a parent holding company are owned, or may be deemed to be beneficially owned by its subsidiary, SUMITOMO MITSUI TRUST BANK Ltd. Sumitomo Mitsui Trust Group, Inc. is classified as a parent holding company or control person in accordance with ss. 240.13d-1(b)(1)(ii)(G) , as a non-U.S. institution in accordance with ss. 240.13d-1(b)(1)(ii)(J) and as Group, in accordance with ss. 240.13d-1(b)(1)(ii)(K). SUMITOMO MITSUI TRUST BANK Ltd. is classified as a parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G) ,as Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c) and as a non-U.S. institution in accordance with ss.240.13d-1(b)(1)(ii)(J).

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: The securities being reported on by Sumitomo Mitsui Trust Group, Inc., as a parent holding company are owned, or may be deemed to be beneficially owned by its subsidiary, SUMITOMO MITSUI TRUST BANK Ltd. Sumitomo Mitsui Trust Group, Inc. is classified as a parent holding company or control person in accordance with ss. 240.13d-1(b)(1)(ii)(G) , as a non-U.S. institution in accordance with ss. 240.13d-1(b)(1)(ii)(J) and as Group, in accordance with ss. 240.13d-1(b)(1)(ii)(K). SUMITOMO MITSUI TRUST BANK Ltd. is classified as a parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G) ,as Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c) and as a non-U.S. institution in accordance with ss.240.13d-1(b)(1)(ii)(J).

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: The securities being reported on by Sumitomo Mitsui Trust Group, Inc., as a parent holding company are owned, or may be deemed to be beneficially owned by its subsidiary, SUMITOMO MITSUI TRUST BANK Ltd. Sumitomo Mitsui Trust Group, Inc. is classified as a parent holding company or control person in accordance with ss. 240.13d-1(b)(1)(ii)(G) , as a non-U.S. institution in accordance with ss. 240.13d-1(b)(1)(ii)(J) and as Group, in accordance with ss. 240.13d-1(b)(1)(ii)(K). SUMITOMO MITSUI TRUST BANK Ltd. is classified as a parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G) ,as Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c) and as a non-U.S. institution in accordance with ss.240.13d-1(b)(1)(ii)(J).

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Sumitomo Mitsui Trust Group, Inc.: /s/ Hideaki Takamiya, Senior Manager of Risk Management Dept (04/30/2026)
- SUMITOMO MITSUI TRUST BANK Ltd: /s/ Hideaki Takamiya, Senior Manager of Risk Management Dept (04/30/2026)